UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into  the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

     Q3 2021 Earnings Presentation    November 10, 2021

 DISCLAIMER  Forward Looking StatementsThis presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances.Investors should read the section entitled "Item 3.D—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4B. Information on the Company—Business Overview", each in our Annual Report for the fiscal year ended December 31, 2020, filed on Form 20-F, for a more complete discussion of the risks and factors that could affect us.Forward-looking statements include, but are not limited to, statements relating to: expected value, payments for investments; equity investment and project growth strategy including targets of electricity demand, reduction of emissions; accretive investment opportunities; strategic business alternatives to ensure optimal company value; estimated returns and cash available for distribution (“CAFD”) estimates, including CAFD per share growth strategy and targets, CAFD estimates per currency, geography and sector; net corporate leverage based on CAFD estimates; debt refinancing; the quality of our long-term contracts; self-amortizing project debt structure and related debt reduction; the use of non-GAAP measures as a useful predicting tool for investors; the possibility to extend asset life; cost improvements from debt refinancing; dividends; and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report for the fiscal year ended December 31, 2020 filed on Form 20-F.The CAFD and other guidance incorporated into this presentation are estimates as of March 1, 2021. These estimates are based on assumptions believed to be reasonable as of the date Atlantica published its 2020 Financial Results. Atlantica disclaims any current intention to update such guidance, except as required by law. Non-GAAP Financial Information This presentation also includes certain non-GAAP financial measures, including Adjusted EBITDA including unconsolidated affiliates, Adjusted EBITDA including unconsolidated affiliates as a percentage of revenues (margin), CAFD and CAFD per share. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS as well as the reasons why management believes the use of non-GAAP financial measures (including CAFD and Adjusted EBITDA) in this presentation provides useful information to investors.In our discussion of operating results, we have included foreign exchange impacts in our revenue and Adjusted EBITDA including unconsolidated affiliates by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

 Key Messages    +12.9% year-over-year CAFD growth in 9M 2021 up to $168.5 million    Good progress on ESG:Emissions reduction target approved by the Science Based Targets initiativeReceived the Terra Carta Seal, a recognition to 45 global leaders in sustainability      Q3 2021 dividend of $xxx per share

       US $ in millions (except CAFD per share)    2021    2020    ∆ Reported    ∆ Excluding FX impact & non-recurrent project3  Revenue    940.4    768.7    +22.3%    +8.4%  Adjusted EBITDA incl. unconsolidated affiliates1    634.1    621.0    +2.1%    +1.4%   Margin2    67%    81%          CAFD    168.5    149.2    +12.9%      CAFD per share4    1.52    1.47    +3.6%      HIGHLIGHTS12.9% CAFD Growth in 9M 2021  Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 24).Adjusted EBITDA Margin including unconsolidated affiliates is defined as Adjusted EBITDA including unconsolidated affiliates divided by revenue (see reconciliation on page 26).Compared to the first nine months of 2020 on a constant currency basis and adjusted for the consolidation of a non-recurrent Rioglass solar project.Calculated by dividing CAFD for the period by weighted average number of shares for the period (see reconciliation on page 25).  First 9 Months

 HIGHLIGHTSPerformance by Sector and Region  Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 24).Adjusted EBITDA Margin including unconsolidated affiliates is defined as Adjusted EBITDA including unconsolidated affiliates divided by revenue (see reconciliation on page 26).Includes Revenue and Adjusted EBITDA of a non-recurrent Rioglass solar project.  WATER  9M 2021  9M 2020  ∆  40.7  30.2  +35%  28.6  22.9  +25%  70%  76%    RENEWABLES  9M 20213  9M 2020  ∆  725.8  579.2  +25%  464.9  456.9  +2%  64%  79%    EFFICIENT NAT. GAS & HEAT  9M 2021  9M 2020  ∆  93.5  80.1  +17%  76.4  75.2  +2%  82%  94%    TRANSMISSION LINES  9M 2021  9M 2020  ∆  80.4  79.2  +2%  64.2  66.0  (3)%  80%  83%        By Sector  US $ in millions  Revenue  Adjusted EBITDA incl. unconsolidated affiliates1  Margin2  EMEA    NORTH AMERICA    9M 2021  9M 2020  ∆  308.7  267.7  +15%  243.4  238.5  +2%  79%  89%    SOUTH AMERICA    9M 20213  9M 2020  ∆  514.6  389.0  +32%  300.1  292.8  +2%  58%  75%    By Region  US $ in millions  Revenue  Adjusted EBITDA incl. unconsolidated affiliates1  Margin2    9M 2021  9M 2020  ∆  117.1  112.0  +5%  90.6  89.7  +1%  77%  80%

 Includes 49% of Vento II production since its acquisition. Includes curtailment in wind assets for which we receive compensation. Represents total installed capacity in assets owned or consolidated at the end of the period, regardless of our percentage of ownership in each of the assets, except for the US Wind Portfolio for which we have included our 49% interest.GWh produced includes 30% share of the production from Monterrey.Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.Includes 43 MW corresponding to our 30% share in Monterrey and 55 MWt corresponding to thermal capacity from Calgary District Heating.  WATER  RENEWABLES  TRANSMISSION LINES          EFFICIENT NATURAL GAS & HEAT      9M 2021    9M 2020  Availability4  99.8%    101.6%  Mft3 in operation2  17.5    17.5    9M 2021    9M 2020  GWh produced1  3,460    2,608  MW in operation2  2,022    1,551    9M 2021    9M 2020  GWh produced3  1,665    1,932  Availability4  99.8%    102.4%  MW in operation5  398    343    9M 2021    9M 2020  Availability4  100.0%    99.9%  Miles in operation  1,166    1,166  KEY OPERATIONAL METRICSSteady Operational Performance

 Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 25).Consolidated cash as of September 30, 2021 decreased by $105.0 million vs December 31, 2020 including FX translation differences of $(16.0) million.  CASH FLOWStrong Operating Cash Flow  US $ in millions   2021    2020  Adjusted EBITDA incl. unconsolidated affiliates1  634.1    621.0  Share in Adjusted EBITDA of unconsolidated affiliates  (16.0)    (11.5)  Net interest and income tax paid  (209.0)    (162.6)  Variations in working capital   47.9    (128.9)  Non-monetary adjustments and other  (15.1)    (14.8)  OPERATING CASH FLOW  441.9    303.2                  INVESTING CASH FLOW  (322.9)    18.6  FINANCING CASH FLOW   (207.9)    (95.8)  Net change in consolidated cash2  (88.9)    226.0  First 9 Months  +46%

 GROWTHGood progress in our Investment Plan in 2021  Total investment was $170 million, including $130 million in equity and $40 million paid in July 2021 to reduce project debt. Including other smaller investments  Coso1Vento IICalgary  EMEA  North America  South America  ü  $170M  Total Investments2  Chile PV2La Sierpe  2 PV plants in Italy  $198.3M  $22.5M  ü  ü  $5M  $20M  $9M  $465M  ü  ü

 Appendix    Q3 2021 Results Presentation

 NET DEBT POSITION1  Net debt corresponds to gross debt including accrued interest less cash and cash equivalents.Corporate Net Debt defined as indebtedness where Atlantica Sustainable Infrastructure plc. is the primary obligor minus cash and cash equivalents held at Atlantica Sustainable Infrastructure plc. Project Net Debt is defined as indebtedness where one of our project subsidiaries is the primary obligor minus cash and cash equivalents held by our project subsidiaries.Net corporate leverage is calculated as corporate net debt divided by midpoint 2021 CAFD guidance before corporate debt service.   US $ in millions  As of Sep. 30,2021    As of Dec. 31,2020  Corporate Net Debt2  951.5    658.5  Project Net Debt3  4,593.9    4,704.3  NET DEBTCorporate Leverage    Corporate net debt / CAFD pre corporate debt service  X.Xx        Corporate net debt / CAFD pre corporate debt service4  3.5x

 LIQUIDITY AND DEBT MATURITIES SUMMARYHealthy Balance Sheet and Strong Liquidity    Strong Liquidity and No Significant Corporate Debt Maturities in the Short-term  $504 million  Corporate Liquidity  ~5.5 years average maturity2 of current corporate debt  Revolving Credit Facility (RCF)’s maturity in December 2023. Limit is $450.0 million, of which $425.0 million are available as of September 30, 2021$504 million available liquidity, out of which $78.6 million is corporate cash as of September 30, 2021  Corporate Debt Maturities1  Corporate Debt Maturities as of September 30, 2021. Corporate Debt is the indebtedness where Atlantica Sustainable Infrastructure plc. is the primary obligor.Weighted average maturity of debt outstanding as of September 30, 2021.Corporate Liquidity means cash and cash equivalents held at Atlantica Sustainable Infrastructure plc as of September 30, 2021, plus available capacity under the Revolving Credit Facility as of September 30, 2021.Corporate Cash corresponds to cash and cash equivalents held at Atlantica Sustainable Infrastructure plc as of September 30, 2021.  16  2  3  4

 CORPORATE DEBT DETAILSCorporate Debt as of September 30, 2021  Exchange rates as of September 30, 2021 (EUR/USD = 1.1580).Amounts include principal amounts outstanding, unless stated otherwise.As of September 30, 2021, letters of credit with face value in an amount equal to $10 million were outstanding and $426 million were available under the RCF. Total RCF limit of $450 million.Other facilities include the commercial paper program, accrued interest payable and other debts.  US $ in millions1    Maturity    Amounts2  Credit Facilities  (RCF)3  2023    13.6    (Other facilities)4  2021 – 2025    26.7  Green Exchangeable Bond5    2025    104.0  Green Senior Secured Notes6(€ denominated)    2026    333.0  2020 NIFA7 (€ denominated)    2027    158.6  Green Senior Notes8     2028    394.2  Total        1,030.1  (5) Senior unsecured notes dated July 17, 2020, exchangeable into ordinary shares of Atlantica, cash, or a combination of both, at Atlantica’s election.Senior secured notes dated April 1, 2020, of €290 million.2020 NIFA refers to the senior unsecured note facility dated July 8, 2020, of €140 million.Green Senior Unsecured Notes dated May 18, 2021, of $400 million.

 Exchange rates as of September 30, 2021 (EUR/USD = 1.1580) and December 31, 2020 (EUR/USD = 1.2216).Restricted cash is cash which is restricted generally due to requirements of project finance agreements.  US $ in millions1  As of Sep. 302021    As of Dec. 312020  Corporate cash at Atlantica  78.6    335.2  Existing available revolver capacity  425.0    415.0  Total Corporate Liquidity  503.6    750.2          Cash at project companies  685.0    533.3   - Restricted2  286.8    279.8   - Other  398.2    253.5  LIQUIDITYLiquidity Position

       Weighted Average Life  Project debt term    PPAs with predefined prices for ~16 years on average1     Refinancing opportunities could increase CAFD in earlier years    Possibility to extend life in many assets (excluding ATN and ATS)    Tails in most assets after debt amortization  Contract term2  LONG-TERM STABLE CASH FLOWPortfolio of Assets  Represents weighted average years remaining as of September 30, 2021.Regulation term in the case of Spain and Chile TL3.  (3) From the total amount of $233 million project debt, $65 million are progressively repaid following a theoretical 2036 maturity, with a legal maturity in 2027. The remaining $168 million are expected to be refinanced in or before 2027.

 Key principle: non-recourse project financing in ring-fenced subsidiaries100% project debt self-amortizing progressively before the end of the contracted lifeLow interest rate risk, with +90% of interest rates fixed or hedged    ~$1.9B planned debt reduction in the next 5 years  FINANCING Self-Amortizing Project Debt Structure as of Dec. 31, 2020

     1Q19  2Q19  3Q19  4Q19  2019    1Q20  2Q20  3Q20  4Q20  2020    1Q21  2Q21  3Q21  Revenues    221,452   283,338  293,373  213,289  1,011,452    210,403   255,344  302,987  244,526  1,013,260    235,190  375,985  329,244  Adj. EBITDA incl. unconsolidated affiliates    181,106  229,352  247,668  163,429  821,555    165,962  214,107  240,958  175,096  796,123    170,070  234,165  229,846  Adj. EBITDA margin (%)    81.8%  80.9%  84.4%  76.6%  81.2%    78.9%  83.9%  79.5%  71.6%  78.6%    72.3%  62.2%  69.8%  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates    (2,017)  (2,043)  (3,062)  (3,229)  (10,351)    (3,553)  (3,959)  (3,943)  (3,013)  (14,468)    (3,298)  (4,295)  (8,451)  Adjusted EBITDA    179,089  227,309  244,606  160,200  811,204    162,409  210,148  237,015  172,083  781,655    166,772  229,870  221,395  Dividends from unconsolidated affiliates    -   -  26,945  3,498  30,443    5,120   5,262  9,758  2,106  22,246    8,799  4,431  11,385  Non-monetary items    (14,632)  (7,729)  (10,288)  (4,783)  (37,432)    (4,334)  (3,683)  (5,327)  (8,289)  (21,633)    (6,177)  (3,018)  (7,907)  Net interest and income tax paid    (13,925)  (129,405)  (24,339)  (131,845)  (299,514)    (11,436)  (119,517)  (31,625)  (124,661)  (287,239)    (30,663)  (133,066)  (45,301)  Principal amortization of indebtedness net of new indebtedness at projects    (15,176)  (93,935)  (22,115)  (123,568)  (254,794)    (14,898)  (75,301)  (18,963)  (151,260)  (260,422)    (22,693)  (97,278)  (40,336)  Deposits into/withdrawals from debt service accounts1    21,461  25,564  (52,463)  4,721  (717)    32,921  17,605  8,844  27,807  87,177    (26,576)  26,383  (567)  Change in non-restricted cash at project companies1    (61,445)  69,866  (58,847)  119,707  69,281    (50,467)  31,257  (94,192)  34,784  (78,618)    (63,265)  39,833  (89,947)  Dividends paid to non-controlling interests    -  (5,105)  (18,978)  (5,156)  (29,239)    (4,915)  (9,246)  (6,833)  (1,950)  (22,944)    (4,215)  (7,395)  (11,717)  Changes in other assets and liabilities    (50,253)  (37,183)  (38,792)  27,271  (98,957)    (66,842)  (6,808)  (46,724)  100,843   (19,531)    29,255  (1,103)  21,573                                    Cash Available For Distribution (CAFD)    45,119  49,382  45,729  50,045  190,275    47,558  49,717  51,953  51,463  200,691    51,237  58,657  58,580                                    Dividends declared2    39,625   40,641  41,657  41,657  163,579    41,657   42,673  42,673  46,491  173,494    47,643  49,352  XXXXX  # of shares3    100,217,260  101,601,662  101,601,662  101,601,662      101,601,662  101,601,662  101,601,662  110,691,722      110,797,738  111,178,846   111,477,263  DPS (in $ per share)     0.39  0.40  0.41  0.41  1.61     0.41  0.42  0.42  0.42  1.67    0.43  0.43  XXXXX  Project debt    5,076.4  4,997.4  4,931.3  4,852.3  4,852.3    4,777.2  5,007.6  5,281.2  5,237.6  5,237.6    5,200.2  5,374.2  5,278.9  Project cash                                  Project cash    (546.7)  (469.0)  (568.5)  (496.8)  (496.8)    (535.3)  (510.1)  (602.2)  (533.3)  (533.3)    (624.6)  (603.1)  (685.0)  Net project debt    4,529.6  4,528.4  4,362.8  4,355.6  4,355.6    4,241.9  4,497.5  4,679.0  4,704.3  4,704.3    4,575.6  4,771.1  4,593,9  Corporate debt    697.5  689.6  686.4  723.8  723.8    807.3  837.0  959.7  993.7  993.7    965.3  1,025.1  1,030.1  Corporate cash    (107.9)  (107.0)  (73.2)  (66.0)  (66.0)    (154.9)  (278.7)  (186.7)  (335.2)  (335.2)    (434.2)  (83.2)  (78.6)  Net corporate debt    589.7  582.6  613.2  657.8  657.8    652.4  558.3  773.0  658.5  658.5    531.1  941.8  951.5                                    Total net debt    5.119.3  5,111.0  4,976.0  5,013.3  5,013.3    4,894.4  5,055.8  5,452.0  5,362.9  5,362.8    5,106.7  5,713.0  5,545.1  Net Corporate Debt/CAFD pre corporate interests4    2.5x  2.5x  2.7x  2.9x  2.9x    2.4x  2.3x  3.3x  3.0x  3.0x    2.6x5  3.4x  3.5x  HISTORICAL FINANCIAL REVIEWKey Financials by Quarter  Debt details  Key Financials  US $ in thousands  “Deposits into/ withdrawals from restricted accounts” and “Change in non-restricted cash at project level” are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period. Prior periods have been recalculated to conform this presentation.Dividends are paid to shareholders in the quarter after they are declared. Number of shares outstanding on the record date corresponding to each dividend, except for any shares issued under the ATM program between the dividend declaration date and the dividend record date.  US $ in millions  (4) Ratios presented are the ratios shown on each earnings presentation relating to such period..(5) For net corporate leverage ratio calculation purposes, corporate net debt as of March 31, 2021, was calculated proforma including the payment of $170m total investment ($130m equity investment paid in April 2021 plus additional $40m paid in July 2021 to reduce debt.

 HISTORICAL FINANCIAL REVIEWSegment Financials by Quarter     2          1Q19  2Q19  3Q19  4Q19  2019    1Q20  2Q20  3Q20  4Q20  2020    1Q21  2Q21  3Q21  by Geography                                        NORTH AMERICA        60,441   104,095  109,378  59,052  332,965    59,283  98,648   109,757  63,233  330,921    60,585  118,216  129,860   SOUTH AMERICA        33,493  35,597  36,671  36,447  142,207    35,654  39,375   36,990  39,441  151,460    38,308  40,043  38,778  EMEA          127,518  143,646  147,325  117,790  536,280    115,466  117,321   156,240  141,852  530,879    136,297  217,726  160,606  by Business Sector                                        RENEWABLES          156,817  223,269  229,742  151,261  761,090    150,793  193,881   234,556  173,859  753,089    166,691  304,934  254,132  EFF. NATURAL. GAS & HEAT        34,009  27,689  31,193  29,390  122,281    26,403  25,629   28,086  30,912  111,030    28,408  30,097  35,019  TRANSMISSION LINES        24,867  26,231  25,926  26,429  103,453    26,608  26,787   25,834  26,813  106,042    26,614  26,975  26,840  WATER         5,759  6,149  6,511  6,209  24,629    6,599  9,047   14,511  12,942  43,099    13,477  13,979  13,253  Total Revenue         221,452  283,338  293,373  213,289  1,011,452    210,403  255,344  302,987  244,526  1,013,260    235,190  375,985  329,244                                                1Q19  2Q19  3Q19  4Q19  2019    1Q20  2Q20  3Q20  4Q20  2020    1Q21  2Q21  3Q21  by Geography                                       NORTH AMERICA         50,870  96,293  108,198  51,881  307,242    52,661  89,954   95,879  40,871   279,365    40,287  94,574  108,500          84.2%  92.5%  98.9%  88.8%  92.3%    88.8%  91.2%  87.4%  64.6%  84.4%    66.5%  80.0%  83.6%  SOUTH AMERICA         28,212  29,252  30,293  27,589  115,346    28,422  31,380   29,947  30,275  120,024    29,943  30,279  30,404          84.2%  82.2%  82.6%  75.6%  81.1%    79.7%  79.7%  81.0%  76.8%  79.2%    78.2%  75.6%  78.4%  EMEA         102,024  103,807  109,177  83,959  398,968    84,879  92,773  115,132   103,950  396,734    99,840  109,312  90,942          80.0%  72.3%  74.1%  71.3%  74.4%    73.5%  79.1%  73.7%  73.3%  74.7%    73.3%   50.2%  56.6%  by Business Sector                                       RENEWABLES         123,484  177,910  192,168  110,517  604,079    113,670  161,415   181,788  119,412  576,285    115,857  179,174  169,830          78.7%  79.7%  83.6%  73.1%  79.4%    75.4%  83.3%  77.5%  68.7%  76.5%    69.5%  58.8%  66.8%  EFF. NATURAL GAS & HEAT         30,476  23,826  27,983  26,915  109,200    24,462  23,303   27,479  25,762  101,006    23,182  24,039  29,166          89.6%  86.1%  89.7%  91.6%  89.3%    92.6%  90.9%  97.8%  83.3%  91.0%    81.6%  79.9%  83.3%  TRANSMISSION LINES        21,650  21,936  21,548  20,524  85,658    21,922  22,423   21,702  21,225  87,272    21,203  21,319  21,721          87.1%  83.6%  83.1%  77.6%  82.7%    82.4%  83.7%  84.0%  79.2%  82.3%    79.7%  79.0%  80.9%  WATER         5,496  5,680  5,969  5,473  22,619    5,908  6,966   9,989  8,697  31,560    9,828  9,633  9,129          95.4%  92.4%  91.7%  88.1%  91.8%    89.5%  77.0%  68.8%  67.2%  73.2%    72.9%  68.9%  68.9%  Total Adj. EBITDA incl. unconsolidated affiliates1        181,106  229,352  247,668  163,429  821,556    165,962  214,107   240,958  175,096  796,123    170,070  234,165  229,846          81.8%  80.9%  84.4%  76.6%  81.2%    78.9%  83.9%  79,5%  71.6%  78.6%    72.3%  62.3%  69.8%        Revenue  Adj. EBITDA incl. unconsolidated affiliates                Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates.           US $ in thousands

      1Q19  2Q19  3Q19  4Q19  2019    1Q20  2Q20   3Q20  4Q20  2020    1Q21  2Q21  3Q21  RENEWABLES3 (GWh)      581  1,071  1,048  536  3,236    526  957  1,125  636  3,244    606  1,377  1,477   (GWh)    383  483  615  694  2,090    644  624  664  642  2,574    542  501  622   (availability %)       87.1%  89.9%  101.5%  101.4%  95.0%    102.4%  100.9%  103.8%  101.2%  102.1%    98.3%  100.1%  101.1%  TRANSMISSION LINES (availability %)    99.9%  100.0%  99.9%  100.0%  100.0%    99.9%  99.9%  100.0%  100.0%  100.0%    100.0%  99.9%  100.0%  WATER (availability %)    99.8%  100.6%  103.6%  100.1%  101.2%    101.8%  102.2%  101.1%  95.4%  100.1%    97.5%  101.9%  99.8%       1Q19  2Q19  3Q19  4Q19  2019    1Q20  2Q20  3Q20  4Q20  2020    1Q21  2Q21  3Q21  RENEWABLES1 (MW)    1,496  1,496  1,496  1,496  1,496    1,496  1,551  1,551  1,551  1,551    1,591  2,018  2,022  EFFICIENT NAT. GAS & HEAT2 (MW)    300  300  343  343  343    343  343  343  343  343    343  398  398  TRANSMISSION LINES (Miles)    1,152  1,152  1,152  1,166  1,166    1,166  1,166  1,166  1,166  1,166    1,166  1,166  1,166  WATER1 (Mft3/day)    10.5  10.5  10.5  10.5  10.5    10.5  17.5  17.5  17.5  17.5    17.5  17.5  17.5                  Capacity in operation(at the end of the period)  Production / Availability  5  5  5  Represents total installed capacity in assets owned or consolidated at the end of the period, regardless of our percentage of ownership in each of the assets, except for the US Wind Portfolio for which we have included our 49% interest. Includes 43 MW corresponding to our 30% share in Monterrey since August 2, 2019, and 55 MWt corresponding to thermal capacity from Calgary District Heating since May 14, 2021.Includes 49% of the US Wind Portfolio production since its acquisition. Includes curtailment in wind assets for which we receive compensation.Major maintenance overhaul held in Q1 and Q2 2019 in ACT, as scheduled, which reduced production and electric availability as per the contract. GWh produced includes 30% of the production from Monterrey since August 2, 2019.Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.  EFFICIENT NAT. GAS & HEAT 4  HISTORICAL FINANCIAL REVIEWKey Performance Indicators

       1Q19  2Q19  3Q19  4Q19  2019    1Q20  2Q20  3Q20  4Q20  2020    1Q21  2Q21  3Q21                                       US     15.2%  39.8%  35.2%  16.3%  26.6%    18.2%  37.5%  35.2%  17.6%  27.1%    18.0%  38.6%  31,0%   Chile2    -  -  -  -  -    -  27.9%  29.8%  38.2%  24.0%    28.4%  20.9%  20,6%   Spain     12.1%  26.7%  27.2%  6.7%  18.2%    8.0%  22.1%  28.6%  8.3%  16.8%    9.1%  24.8%  29,6%   Kaxu    48.7%  27.8%  27.5%  45.4%  37.3%    28.9%  8.6%  26.8%  44.7%  27.3%    38.9%  26.9%  20,2%                                     Uruguay3     33.0%  36.3%  40.9%  38.0%  37.2%    34.6%  40.8%  40.6%  42.8%  39.7%    32.6%  38.3%  38.2%   US                                21.6%  SOLAR      Historical Capacity Factors1  Capacity factor ratio represents actual electrical energy output over a given period of time to the maximum possible electrical energy output assuming continuous operation at full nameplate capacity over that period. Historical Capacity Factors are calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operations.Includes Chile PV 1 since Q2 2020 and Chile PV 2 since Q1 2021.Includes curtailment production in wind assets for which we receive compensation.   HISTORICAL FINANCIAL REVIEWCapacity Factors  WIND

   CURRENCY2  SECTOR  GEOGRAPHY  Based on CAFD estimates for the 2021-2025 period, including the acquisitions announced as of November 10, 2021. See “Disclaimer – Forward Looking Statements”.Including the effect of currency hedges.    Of long-term interest rates in projects are fixed or hedged2  ~ 90%  90  Denominatedin USD  %  >  73% Renewable13% Efficient Natural Gas11% Transmission Lines 3% Water          44% North America35% Europe13% South America 8% RoW          SIZEABLE AND DIVERSIFIED ASSET PORTFOLIOPortfolio Breakdown Based on Estimated CAFD1  INTEREST RATES AND INFLATION  Indexed to inflation or formula based on inflationIndexed to a fixed numberNot indexed  Escalation factors included in contracts

 As of September 30, 2021   ASSET  TYPE  STAKE  LOCATION  GROSSCAPACITY  OFFTAKER  RATING1  YEARS INCONTRACT LEFT  CURRENCY  RENEWABLE ENERGY  Solana    100%  USA (Arizona)  280 MW  APS  A-/A2/BBB+  22  USD    Mojave    100%  USA (California)  280 MW  PG&E  BB-/WR/BB  18  USD    Chile PV 1    35%  Chile  55 MW  n/a  n/a  n/a  USD 4    Chile PV 2    35%  Chile  40 MW  n/a  n/a  n/a  USD 4    Solaben 2/3    70%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  16/16  EUR 3    Solacor 1/2    87%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  16/16  EUR 3    PS 10/20    100%  Spain  31 MW  Kingdom of Spain  A/Baa1/A-  11/13  EUR 3    Helioenergy 1/2    100%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  15/15  EUR 3    Helios 1/2    100%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  16/16  EUR 3    Solnova 1/3/4    100%  Spain  3x50 MW  Kingdom of Spain  A/Baa1/A-  14/14/14  EUR 3    Solaben 1/6    100%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  17/17  EUR 3    Seville PV    80%  Spain  1 MW  Kingdom of Spain  A/Baa1/A-  15  EUR 3    Agrisun    100%  Italy  1.6 MW  Italy  BBB/Baa3/BBB-  9  EUR 3    Re Sole    100%  Italy  2.1 MW  Italy  BBB/Baa3/BBB-  10  EUR 3    Kaxu    51%  South Africa  100 MW  Eskom  BB-/Ba2/BB-2  14  ZAR    Elkhorn Valley     49%  USA (Oregon)  101 MW  Idaho Power Company  BBB/A3/--  7  USD    Prairie Star     49%  USA (Minnesota)  101 MW  Great River Energy   --/A3/A-  7  USD    Twin Groves II     49%  USA (Illinois)  198 MW  Exelon Generation Co.  BBB-/Baa2/BBB  5  USD    Lone Star II     49%  USA (Texas)  196 MW  EDPR  Not rated  2  USD    Palmatir    100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB-2  13  USD    Cadonal    100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB-2  13  USD    Melowind    100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB-2  15  USD    Coso    100%  USA (California)  135 MW  SCPPA & two CCAs5  Investment grade5  19  USD    Mini-Hydro    100%  Peru  4 MW  Peru  BBB+/Baa1/BBB  12  USD 4    Reflects the counterparties’ issuer credit ratings issued by S&P, Moody’s and Fitch, respectively, as of November 9, 2021.For Kaxu, it refers to the credit rating of the Republic of South Africa, and for Palmatir, Cadonal and Melowind, it refers to the credit rating of Uruguay, as UTE is unrated.Gross cash in euros dollarized through currency hedges.USD denominated but payable in local currency.  AT A GLANCESizeable and Diversified Asset Portfolio  (5) Refers to the credit rating of two Community Choice Aggregators: Silicon Valley Clean Energy and Monterrey Bar Community Power, both with A rating from S&P; Southern California Public Power Authority, the third off-taker, is not rated.

 As of September 30, 2021   ASSET  TYPE  STAKE  LOCATION  GROSSCAPACITY  OFFTAKER  RATING1  YEARS INCONTRACT LEFT  CURRENCY  EFFICIENT NAT. GAS & HEAT  ACT    100%  Mexico  300 MW  Pemex  BBB/Ba3/BB-  12   USD 4    Monterrey    30%  Mexico  142 MW  Industrial Customers  Not rated  17   USD 4    Calgary    100%  Canada  55 MWt  22 High quality clients7  ~41% A+ or higher3  20  CAD  TRANSMISSION LINES   ATN    100%  Peru  379 miles  Peru  BBB+/Baa1/BBB  20  USD 2    ATS    100%  Peru  569 miles  Peru  BBB+/Baa1/BBB  23  USD 2    ATN 2    100%  Peru  81 miles  Minera Las Bambas  Not rated  12  USD 2    Quadra 1/2    100%  Chile  49 miles / 32 miles  Sierra Gorda  Not rated  14/14  USD 2    Palmucho    100%  Chile  6 miles  Enel Generacion Chile  BBB+/WR /A-  16  USD 2    Chile TL3    100%  Chile  50 miles  CNE  A/A1/A-  Regulated  USD 2  WATER  Skikda    34%  Algeria  3.5 Mft3/day  Sonatrach & ADE  Not rated  13  USD 2    Honaine    26%  Algeria  7 Mft3/day  Sonatrach & ADE  Not rated  16  USD 2    Tenes    51%  Algeria  7 Mft3/day  Sonatrach & ADE  Not rated  19  USD 2  Reflects the counterparties’ issuer credit ratings issued by S&P, Moody’s and Fitch, respectively, as of November 9, 2021.USD denominated but payable in local currency.Diversified mix of 22 high credit quality clients (~41% A+ rating or higher, the rest unrated).  AT A GLANCESizeable and Diversified Asset Portfolio

 NON-GAAP FINANCIAL INFORMATIONReconciliation of Non-GAAP Measures  Our management believes Adjusted EBITDA including unconsolidated affiliates, CAFD and CAFD per share are useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Our management believes CAFD and CAFD per share are relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD is used by our management team for determining future acquisitions and managing our growth. Adjusted EBITDA, CAFD and CAFD per share are widely used by other companies in the same industry. Our management uses Adjusted EBITDA, CAFD and CAFD per share as measures of operating performance to assist in comparing performance from period to period on a consistent basis. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and they may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments; they do not reflect changes in, or cash requirements for, our working capital needs;they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA, CAFD and CAFD per share do not reflect any cash requirements that would be required for such replacements;some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; andthe fact that other companies in our industry may calculate Adjusted EBITDA, CAFD and CAFD per share differently than we do, which limits their usefulness as comparative measures.EBITDA has been used in this presentation exclusively for the announced acquisition of a wind portfolio in the United States. EBITDA has been calculated as profit/(loss) of the portfolio for the year 2020 after adding back depreciation, amortization, and impairment changes. There were no financing costs or income tax in 2020 in this portfolio.We define Adjusted EBITDA including unconsolidated affiliates as profit/(loss) for the period attributable to the Company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, profit/(loss) from discontinued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges. CAFD is calculated as cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including third party debt service and general and administrative expenses. CAFD per share is calculated by dividing CAFD for the period by weighted average number of shares for the period.

 RECONCILIATIONReconciliation of Cash Available For Distribution and Adjusted EBITDA to Profit for the period attributable to the Company  Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.“Deposits into/ withdrawals from restricted accounts” and “Change in non-restricted cash at project level” are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period.   (in thousands of U.S. dollars)    For the three-month period ended September 30,          For the nine-month period ended September 30,           2021     2020      2021     2020                      Profit/(loss) for the period attributable to the Company    $ (11,337)      $ 89,380       $ (18,166)     $ 61,209   Profit/(loss) attributable to non-controlling interest    405     (5,021)      11,720    (3,042)  Income tax    9,262     21,608      42,390    25,079  Share of loss/(profit) of associates carried under the equity method    (1,589)     3,839      (4,245)    2,248  Financial expense, net    78,615     19,114      251,422    221,911  Operating profit    $ 75,356      $ 128,920       $ 283,121     $ 307,405   Depreciation, amortization, and impairment charges    146,040     108,093      334,916    302,166  Adjusted EBITDA    $ 221,395      $ 237,015       $ 618,037     $ 609,572   Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates    8,451     3,943      16,044    11,455  Adjusted EBITDA including unconsolidated affiliates1    $ 229,846      $ 240,958       $ 634,081     $ 621,027   Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates    (8,451)     (3,943)      (16,044)    (11,455)  Dividends from equity method investments    11,385    9,758      24,615    20,140  Non-monetary items    (7,907)     (5,327)      (17,102)    (13,344)  Interest and income tax paid    (45,301)     (31,625)      (209,030)    (162,578)  Principal amortization of indebtedness    (40,336)     (18,963)      (160,307)    (109,162)  Deposits into/ withdrawals from restricted accounts2    (567)     8,844      (761)    59,370  Change in non-restricted cash at project level2    (89,947)     (94,192)      (113,379)    (113,402)  Dividends paid to non-controlling interests    (11,717)     (6,833)      (23,327)    (20,994)  Changes in other assets and liabilities    21.574     (46,724)      49,727    (120,374)  Cash Available For Distribution    $ 58,580      $ 51,953       $ 168,474     $ 149,228

 RECONCILIATIONReconciliation of Adjusted EBITDA including unconsolidated affiliates to Net Cash Provided by Operating Activities  Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.  (in thousands of U.S. dollars)    For the three-month period ended September 30          For the nine-month period ended September 30,           2021    2020      2021     2020  Net cash provided by operating activities    $ 195,623     $ 154,835       $ 441,940     $ 303,242   Net interest and income tax paid     45,301     31,625      209,030    162,578  Changes in working capital     (27,573)     44,921      (47,987)    128,926  Other non-cash adjustments and other    8,044     5,634      15,054    14,826  Adjusted EBITDA    $ 221,395      $ 237,015       $ 618,037     $ 609,572   Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates    8,451     3,943      16,044    11,455  Adjusted EBITDA including unconsolidated affiliates1    $ 229,846      $ 240,958       $ 634,081     $ 621,027   Reconciliation of CAFD to CAFD per share      For the three-month period ended September 30          For the nine-month period ended September 30,           2021    2020      2021     2020  CAFD (in thousands of U.S. dollars)    $ 58,580     $ 51,953       $ 168,474     $ 149,228   Weighted Number of Shares (basic) for the period (in thousands)    111,055     101,602      110,749    101,602  CAFD per share (in U.S. dollars)    $ 0.5275      $ 0.5113       $ 1.5212     $ 1.4688

 RECONCILIATIONReconciliation of Adjusted EBITDA Margin including unconsolidated affiliates to Operating Profit Margin  Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.  (in thousands of U.S. dollars)    For the three-month period ended September 30,        For the nine-month period ended September 30,           2021    2020    2021     2020  Revenue     $ 329,243      $ 302,987    $ 940,418     $ 768,734   Profit/(loss) for the period attributable to the Company     $ (11,337)      $ 89,380     $ (18,166)     $ 61,209  Profit/(loss) attributable to non-controlling interest    405     (5,021)    11,720    (3,042)  Income tax    9,262     21,608    42,390    25,079  Share of loss/(profit) of associates carried under the equity method    (1,589)     3,839    (4,245)    2,248  Financial expense, net    78,615     19,114    251,422    221,911  Operating profit    $ 75,356      $ 128,920    $ 283,121     $ 307,405  Operating profit margin    % 22.9% 42.5% 30.1% 40.0  Depreciation, amortization, and impairment charges    44.4    35.7    35.6    39.3  Adjusted EBITDA margin     % 67.2% 78.2% 65.7% 79.3  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates    2.6    1.3    1.7    1.5  Adjusted EBITDA Margin including unconsolidated affiliates1% 69.8% 79.5% 67.4% 80.8

 Great West House, GW1, 17th floor,Great West RoadBrentford TW8 9DFLondon (United Kingdom)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlantica Sustainable Infrastructure plc

Date: November 10, 2021	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer